Eric J. Krathwohl, Esq.
Direct Dial: (617) 556-3857
E-mail: ekrathwohl@richmaylaw.com

August 30, 2006

BY EMAIL AND EDGAR FILING
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Celeste Murphy, Esq.

Re:  Preliminary Schedule 14A, filed by Richard M. Osborne Trust (the “Trust”) filed August 25, 2006

Dear Ms. Murphy:

We respectfully file this letter on behalf of Corning Natural Gas Corporation (“Corning”), the Registrant to which the above-reference Schedule 14A filing relates.  Corning believes that the Trust’s Preliminary  Schedule 14A filing is false and misleading in several material respects.  The following facts and considerations may be relevant to the Commission’s review of the Trust’s Preliminary Schedule 14A.

First, the Trust(1) asserts that the “consideration to be paid to stockholders in the proposed Merger is inadequate.”  This assertion regarding the $16.50 price under proposed merger with C&T Enterprises, Inc., conflicts with earlier statements by Osborne.  Specifically, on December 6, 2005, an affiliate of the Trust (Gas Natural, Inc.) presented Corning with a letter (signed by

(1) The Trust is controlled by Richard M. Osborne, who also uses various other entities for his investments.  As his own statements in the Trust’s Preliminary  Proxy Materials refer to the real party in interest as Mr. Osborne, this letter may do so as well, referencing Osborne or the Trust, or other related entities interchangeably.

Securities and Exchange Commission
August 30, 2006

Richard M. Osborne)(the “December 6, 2005 Letter”) stating that Gas Natural “has a bona fide interest in acquiring all of the outstanding shares of common stock” of Corning  for “$15.00 per share in cash.”  The Trust’s filing  falls short of responsible disclosure and proxy solicitation to assert without support that C&T’s arms-length, fully negotiated $16.50 price, arrived at after about two years of efforts to find a buyer, is inadequate.  To this end, the Trust should be required to state concrete reasons why the price is inadequate.  At the least, the Trust should be required to reconcile the $15 offer by Osborne and the statement that $16.50 is inadequate. The Trust should also explain why the dissenters’ rights under New York law are not adequate.  Further, the Trust fails to acknowledge that the $16.50 per share offer of C&T includes C&T assuming all the liabilities of Corning, so the Trust’s presentation is not complete and accurate.

In this same context, the Trust alleges that “the Merger transfers Corning’s value to C&T.”  The Trust suggests that rebuilding and recapitalizing Corning will restore value for all shareholders.  However, the Trust states no plan other than replacing existing management, much less any explanation of what steps Osborne advocates that will yield realizable value to shareholders in excess of $16.50 per share.  Osborne does not even state what that value is.  Corning has repeatedly asked Osborne  for a statement of his plan for increasing shareholder value, but the only response provided is that there is no plan.  The problem with Osborne not having a specific plan is that if shareholders agree to withhold their support for the merger, they may well end up with a lower stock price and/or lack of a liquid market to sell into.  The Commission should require that Osborne explain how he will produce realizable value to shareholders that exceeds the $16.50 price that C&T will pay to all shareholders if the proposed merger is consummated.

Second, the Trust alleges Corning made a “recent attempt to increase the amount per share that [shareholders] will receive.”  This statement, without elaboration,  is likely to mislead shareholders.  As shown by Corning’s own Preliminary Schedule 14A, Corning stated that the agreed upon price per share was $13.71, subject to several adjustments which could yield an ultimate price of between $12.63 and $17.66.  Thus, the statement should be deleted, or expanded to reflect the range discussed in Corning’s proxy materials.

Third, the Trust alleges that “Corning’s management acknowledged in its proxy statement that it has not been able to maximize stockholder value”.  That statement lacks any citation and is not correct.

Fourth, the Trust alleges that the New York Public Service Commission has found that Corning’s past unacceptable performance led to Corning’s current financial condition. This

Securities and Exchange Commission
August 30, 2006

allegation is misleading:  the NYPSC’s review and comments related to more recent impacts on customers rather than impacts over several years on shareholders.

Fifth, regarding the Trust’s allegations about change of control payments to Corning’s President and Executive Vice President, there are several material misstatements.  For instance, the Trust alleges that the two referenced officers are not obliged to reduce their severance payments.  That is not correct; Corning’s Definitive Proxy Materials filed August 24, 2006 and Corning’s Form 8K filed August 21, 2006 show that such officers are contractually bound to give up over $180,000 of severance payments if the C&T merger proceeds and that such reduction and the associated tax savings to C&T directly benefit the shareholders through the increase to merger consideration.

There are several other critical problems in the Trust’s disclosure in this regard.  In the December 6, 2005 Letter referred to above, Osborne stated that the “change of control” obligations would be honored.  At the least, the Trust should be required to explain why Osborne was willing to pay those amounts when shareholders would have received only $15/share from Osborne, but now that C&T will pay shareholders $16.50/share, Osborne asserts that the severance packages are unreasonable(2).

Also, the Trust states that keyman insurance policies are assigned to the officers upon consummation of the proposed merger.  This is not true.  As disclosed in the Corning definitive proxy materials and the 8K filed August 21, 2006, the officers had the rights to such insurance policies effective upon a change of control, but through an amendment to the Assignment Agreement, effective upon the merger with C&T, C&T will own the policies and can deduct from the cash value of the policies in certain circumstances to satisfy the indemnification obligations of the officers to C&T under the Merger Agreement.  The officers’ estates would be entitled to death benefits, if the indemnification obligation did not arise first.  In the event that the merger with C&T does not proceed, the officers’ rights to ownership of the insurance policies upon a change of control does not change.

The Trust also is in error in suggesting that the officers are receiving a benefit to be able to purchase certain notes owed to Corning, at 90% of  the face value of the notes.  The Trust fails to state that whether they make such purchase is not up to the executives, rather it is up to C&T,

(2) The Trust’s point may mislead or be moot because if Osborne interests hold 20% of Corning’s common stock and the merger does not proceed and the officers are terminated officially or constructively (and possibly in other circumstances), then severance payments are due anyway under existing contracts that have been in place for several years.  Osborne should be required to discuss the other conditions under which such payments are contractually due and whether his purchases have or will trigger such payment obligations.

Securities and Exchange Commission
August 30, 2006

assuming that the merger with C&T proceeds.  Where C&T has the right to “put” the notes to the officers, the agreement to purchase notes for which Corning has found no purchasers is actually a significant concession by the officers, which is a benefit to shareholders!

Additionally, the Trust’s suggestion that it has an identity of interests with the other shareholders is misleading.  Through its affiliates, Osborne has previously sought to make an investment in Corning at a level far less than C&T’s proposed investment.  Osborne also has sought to obtain a position that would have a preference over all existing shareholders in terms of dividends and distributions in liquidation and to be given seats on the Corning Board of Directors.  Given this history it would appear that the Trust should be required to provide significant additional discussion regarding the Trust’s intentions, or options, should the merger not be approved.  Perhaps to ensure that the Osborne interests do not have some interest different from other shareholders, the Commission should require the Trust  to state that it will not seek to purchase Corning’s stock at a price less than $16.50 if the proposed merger is not approved or will not try to obtain preferred stock.

Further, in this regard, we believe that proxy requirements generally seek more discussion of the nature of the person soliciting proxies.  The Trust’s materials list a couple of Mr. Osborne’s affiliations, but wholly fail to discuss the actions by Mr. Osborne that have been characterized in the press as “corporate raider” activities and the related litigation.  Such background would seem to be relevant to shareholders’ assessments of whether the Osborne interests really are “just like” the rest of the shareholders.

In sum, Osborne’s proposed solicitation materials are false and misleading in many ways and should be significantly revised as discussed herein.

Thank you for your consideration.

Respectfully,

/s/ Eric J. Krathwohl
Eric J. Krathwohl
Counsel for Corning Natural Gas Corporation